M-real Corporation Stock Exchange Announcement 26.8.2005 at 10.15 a.m.

CHANGES IN M-REAL CORPORATION´S REPORTING DATES IN 2006

M-real Corporation will publish the following financial reports in 2006:

Wednesday 8 February
Financial Results for year 2005

Thursday 27 April
Interim Report January-March 2006

Thursday 27 July
Interim Report January-June 2006

Wednesday 25 October
Interim Report January-September 2006

The Annual General Meeting of M-real Corporation is held on Monday 13 March, 2006.

M-REAL CORPORATION

Corporate Communications

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exemption number
82 - 3696

m-real

M-real Corporation Stock Exchange Announcement 26.8.2005 at 9.00 a.m.

PETER SANDBERG TO LEAVE M-REAL CORPORATION

Peter Sandberg, Executive Vice President, Office Papers, is to leave M-real Corporation from 10 October, 2005 on his own request. He has accepted a position as CEO of Korsnäs AB.

His successor will be appointed during September.

M-REAL CORPORATION

Corporate Communications